Tofutti® Brand

Tofutti Brands Inc.

2002 Annual Report


03020437



The People's Choice



TOFUTTI BRANDS INC.

Description of Business

We are engaged in the development, production and marketing of TOFUTTI® brand nondairy frozen desserts and other food products. TOFUTTI products are nondairy, soy-based products which contain no butterfat, cholesterol or lactose. Our products are 100% milk free yet offer the same texture and full-bodied taste as their dairy counterparts. Our products are also free of cholesterol and derive their fat from soy and corn, both naturally lower in saturated fat than dairy products.

During 2002, we introduced several new products. Following up on the successful introduction of our mint chocolate chip Cutie® in 2001, we introduced a mint chocolate chip pint as part of our premium pint line. We also introduced a new fat-free, no sugar added stick novelty called Coffee Break Treats, which complements our Chocolate Fudge Treats. We also expanded our Better Than Cream Cheese® line with three new flavors – Creamed Spinach, Broccoli Cheddar, and Chocolate.

We were organized under the laws of the State of New York in 1981 and became a Delaware corporation in 1984. Our registered office and principal executive offices are located at 50 Jackson Drive, Cranford, New Jersey 07016, our telephone number is 908-272-2400 and our email address is tofuttibrands@aol.com. Our address on the Internet is www.tofutti.com. The information on our website is not incorporated by reference into this annual report.

Our objective is to be a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or lactose to these markets. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products will continue to provide us with a competitive advantage.

Table of Contents



TOFUTTI BRANDS INC.

LETTER TO OUR SHAREHOLDERS

B"H

Dear Shareholder:

Despite an increasingly difficult business climate, we were able to achieve increased sales in 2002, while we continued to develop new products and invest in our future. We believe that we have established a strong foundation for us to deliver sustainable, profitable long-term growth. This growth is centered on the continued acceptance of our nondairy, soy-based products.

When we went public in 1983, we relied on one product for the bulk of our sales – soft-serve Tofutti. Today, we offer over 14 different product lines, several of which are offered in up to 11 different flavors. We were one of the first companies to herald the benefits of soy and believe that we helped increase the public's awareness of its benefits.

TOFUTTI products are now sold and distributed across the United States and internationally. Our products are sold in leading supermarket chains, natural/health food markets, gourmet specialty shops and kosher supermarkets. During 2002, we shipped TOFUTTI nondairy products to distributors in Australia, Belgium, Bermuda, Canada, England, France, Germany, Israel, Jamaica, Kuwait, Mexico, the Netherlands, Panama, Portugal, Spain, Sweden and the United Arab Emirates. Sales to foreign distributors increased to $1,840,000 or 11% of sales in 2002, as compared to $1,384,000 or 9% of sales in 2001.

During 2002, we introduced several new products. Following up on the successful introduction of our mint chocolate chip Cutie® in 2001, we introduced a mint chocolate chip pint as part of our premium pint line. We also introduced a new fat-free, no sugar added stick novelty called Coffee Break Treats, which complements our Chocolate Fudge Treats. We also expanded our Better Than Cream Cheese® line with three new flavors – Creamed Spinach, Broccoli Cheddar, and Chocolate. Our Cuties® continue to be one of the most popular novelty sandwich frozen desserts sold nationally, as reported by A.C. Nielsen. Last year we sold over 40,000,000 Cuties.

In 2002, we continued our efforts to further improve the distribution of our products by adding new distributors and authorizing the placement of additional products with our current distributors and new distributors. With the increased public awareness of the benefits of soy, the planned introduction of new products and improved market penetration of our core products, we believe that the favorable upward trend in Tofutti's sales will continue in 2003. We intend to work hard on improving our margins so that this expected increase can also translate into improved profitability in 2003. I am also pleased with our efforts to control spending. At fiscal year end our net working capital increased to $4,385,000 from $4,377,000 at the end of fiscal 2001, despite the use of $767,000 to fund the repurchase of 299,600 shares in 2002.

In January 2003, our Board of Directors extended the stock repurchase program that was initiated in September 2000 and authorized the purchase of up to an additional 250,000 shares of common stock, thereby authorizing the repurchase of 750,000 shares of common stock. We completed our stock repurchase program in March 2003 at a total cost of $1,891,000, or $2.37 per share. We believe that our shares continue to represent an attractive investment to us in this depressed market and our Board of Directors intends to extend the repurchase program contingent on our financial condition and prevailing market conditions.

We thank our shareholders, customers and employees for your continued support.

David Mintz
Chairman of the Board
May 1, 2003

TOFUTTI PRODUCT LINE

We offer a broad product line of nondairy soy-based products. Our products include frozen desserts, nondairy cheeses and spreads and other frozen food products.

Frozen Desserts

◊ Premium TOFUTTI® nondairy frozen dessert, available in prepacked pints, three-gallon cans, and soft serve mix, is sold nationally in supermarkets, health food stores, retail shops, and restaurants. Premium TOFUTTI was the first nondairy frozen dessert to be marketed to the general public through supermarkets. We currently offer eight flavors of premium, hard frozen TOFUTTI in pints: Vanilla, Chocolate Supreme, Wildberry Supreme, Vanilla Almond Bark®, Vanilla Fudge, Chocolate Cookie Crunch, Better Pecan®, and Mint Chocolate Chip. Premium TOFUTTI soft serve mix is available in three flavors: Vanilla, Chocolate, and Peanut Butter.

◊ LOW FAT TOFUTTI offers the calorie-conscious consumer a creamy dessert that is 98% fat free and has less than 120 calories per serving. Sold nationally in pints, LOW FAT TOFUTTI is offered in a number of flavors including Chocolate Fudge, Coffee Marshmallow, and Vanilla Fudge.

◊ TOFUTTI SUPER SOY SUPREME™, made with organic cane juice crystals and with no gluten added, is sold in health food stores and select supermarkets for those individuals looking for a delicious tasting, nondairy frozen dessert without refined sugar or artificial sweeteners. It is available in 500 ml (17 oz.) containers and comes in four flavors: Bella Vanilla™, New York, New York Chocolate™, Cool Cappuccino™, and Plum Krazy™.

◊ TOFUTTI CUTIES®, the Company's best selling product, are bite size frozen sandwiches combining a Vanilla, Cookies and Cream, Chocolate, Peanut Butter, Mint Chocolate Chip, Wild Berry, or Coffee filling between two chocolate wafers. Being half the size of traditional ice cream sandwiches, TOFUTTI CUTIES offer consumers a portion controlled treat. Unlike ice cream sandwiches, CUTIES are totally dairy free, without butterfat or cholesterol, yet with the same great taste that makes ice cream sandwiches one of the best selling novelties in the freezer case.

◊ No sugar added TOFUTTI CUTIES not only have the same great taste and health benefits of our regular Vanilla CUTIES, but combine a creamy no sugar added vanilla filling with a crispy, great tasting no sugar added wafer.

◊ TOFUTTI TOO-TOO'S are frozen dessert cookie sandwiches combining creamy and delicious premium vanilla TOFUTTI and chocolate chips with a round, chocolate chip cookie.

◊ TOTALLY FUDGE POPS®, CHOCOLATE FUDGE TREATS, and COFFEE BREAK TREATS are stick novelties that offer the consumer the same taste as real fudge bars. The TOTALLY FUDGE POPS, made with organic sugar and with no gluten added, have 70 calories and 1 gram of fat per bar, while fat free, no sugar added CHOCOLATE FUDGE TREATS and COFFEE BREAK TREATS™ have only 30 calories per bar.

◊ TOFUTTI CRUMB CAKE BARS offer consumers a milk-free, crunchie coated TOFUTTI vanilla stick novelty. CRUMB CAKE BARS are available in Awesome Vanilla Fudge, which has a rich chocolate fudge center surrounded by crispy, dairy free chocolate crunchies.

◊ TOFUTTI MONKEY BARS™ are stick novelties that feature a rich chocolate center surrounded by peanut butter flavored TOFUTTI, dipped in a rich chocolate coating.

◊ HOORAY HOORAY BARS™ are no sugar added stick novelties that combine creamy vanilla TOFUTTI with a chocolate center covered in a thick dark chocolate coating. They are available in select supermarkets.

◊ MARRY ME BARS™ are stick novelties that feature creamy vanilla TOFUTTI surrounded with a dark chocolate coating. Made with organic sugar and with no gluten added, MARRY ME BARS satisfy important diet requirements of certain consumers with that great TOFUTTI taste.

Nondairy Cheese Products

◊ BETTER THAN CREAM CHEESE® is similar in taste and texture to traditional cream cheese, but is milk and butterfat free and contains no cholesterol. It is as versatile as real cream cheese, whether spread on a bagel or used in any favorite recipe. The 8 oz. retail packages are available in Plain, French Onion, Herbs & Chives, Wild Berry, Smoked Salmon, Cheddar, Garlic & Herb, Garden Veggie, Creamed Spinach, Broccoli Cheddar, and Chocolate. The plain version is also available in 30 lb. bulk boxes. The product is sold in many health food stores and select supermarkets around the country.

◊ TOFUTTI LOW FAT BETTER THAN CREAM CHEESE® has half the fat and calories of the original BETTER THAN CREAM CHEESE, but with the same great taste. It is available in Plain and Herb & Chive flavors.

◊ SOUR SUPREME® is similar in taste and texture to traditional sour cream, but is milk and butterfat free and contains no cholesterol. SOUR SUPREME has the versatility of sour cream with the benefits of being dairy free. The 12 oz. retail packages are available in Plain and Guacamole. The plain version is also available in 30 lb. bulk boxes. Like BETTER THAN CREAM CHEESE, SOUR SUPREME is sold nationally in most health food stores and select supermarkets.

◊ TOFUTTI SPREADS, similar in taste and consistency to BETTER THAN CREAM CHEESE, can be used with many snack items, such as crackers and chips. Sold nationally in most health food stores, TOFUTTI SPREADS are available in three flavors: Chocolate, Creamed Spinach, and Broccoli Cheddar.

◊ TOFUTTI SOY-CHEESE SLICES™ offer consumers a delicious nondairy, vegan alternative to regular cheese slices. Available as individually wrapped slices in 8 oz. packages, TOFUTTI SOY-CHEESE SLICES are sold in most health food stores and select supermarkets and come in three flavors: Mozzarella, American, and Roasted Garlic.

Other Food Products

◊ TOFUTTI PIZZA PIZZAZ combines a delicious pan crust, zesty sauce and TOFUTTI totally dairy free BETTER THAN MOZZARELLA CHEESE into a completely authentic, yet healthy pizza. TOFUTTI PIZZA PIZZAZ is sold three squared slices to a package and is available in freezer cases in select supermarkets and health food stores.

◊ TOFUTTI BLINTZES are frozen crepes filled with TOFUTTI BETTER THAN CREAM CHEESE that are dairy and cholesterol free, yet taste just like real cheese blintzes. They can be served hot, warm, or slightly chilled as a main meal or a snack.

◊ TOFUTTI CHEESE PILLOWS are frozen crepes filled with BETTER THAN CREAM CHEESE and a variety of fruit fillings. They are available in Blueberry Cheese, Apple Danish & Cheese, and Cherry Cheese flavors, and can be served hot, warm, or slightly chilled as a main meal or a snack. TOFUTTI PILLOWS are sold in most health food stores and select supermarkets.



TOFUTTI BRANDS INC.

Tofutti Product Line Continued

◊ EGG WATCHERS® is a fat free replacement for whole eggs that has the taste, nutrition, and versatility of whole eggs without the fat and cholesterol and with 60% less calories. EGG WATCHERS can be used in virtually all recipes that require whole eggs. It appeals to those consumers who are concerned about lowering dietary cholesterol and fat levels, but do not want to give up the great taste and good nutritional values of whole eggs.

◊ TOFUTTI COOKIES are made with all natural ingredients and unbleached flour. The 16 oz. packages are available in Peanut Butter, Oatmeal Raisin, Chocolate Chip, and TOFIGGY® fig bars. Like all TOFUTTI products, they are completely dairy and cholesterol free and can be found in select supermarkets and health food stores.

◊ TOFUTTI TOTALLY NUTS roasted soybeans offer consumers a healthy, yet delicious snack alternative. The soybeans are available in Home Style, Onion & Garlic, Bar•B•Q, Honey Roasted, and Cinnamon Raisin flavors, and are sold in 6.5 oz. retail packages for sale to natural and specialty products customers.

◊ Complementing our uncoated soybeans, TOFUTTI Chocolate Dipped Soybeans come in 3.5 oz. retail packages and are available in three varieties: Plain Chocolate Coated, Chocolate Dipped Coffee Flavored, and TOFUTTI Smoochies, which combine chocolate coated popcorn with chocolate coated soybeans.

◊ TOFUTTI candy bars combine a rich, delicious chocolate with soy protein that not only tastes good, but is also nutritious. The bars come in four different varieties: Ipsy Pipsy, with hazelnut cream, plain chocolate, chocolate with crisped rice, and chocolate with almonds. The candy bars are available in health food stores and select supermarkets.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock has traded on the American Stock Exchange under the symbol TOF since October 29, 1985. The following table sets forth the high and low sales prices as reported on the American Stock Exchange for the two most recent fiscal years:

Quarter Ended	High	Low
Fiscal 2001		
March 31, 2001	$2.44	$1.88
June 30, 2001	2.37	1.75
September 29, 2001	2.75	2.00
December 29, 2001	2.49	2.00
Fiscal 2002		
March 30, 2002	2.24	1.98
June 29, 2002	3.50	2.00
September 28, 2002	3.10	2.00
December 28, 2002	3.05	2.50

As of March 26, 2003, there were approximately 835 direct holders of record of our common stock. Based upon the most recent census performed by our stock transfer agent, brokerage houses and other financial institutions hold our common stock for approximately an additional 3,160 shareholders. We have not paid and have no present intention of paying cash dividends on our common stock in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying audited financial statements.

Fifty-two Weeks Ended December 28, 2002 Compared with Fifty-two Weeks Ended December 29, 2001

Net sales for the fifty-two weeks ended December 28, 2002 were $17,542,000, an increase of $1,288,000 or 8% from the sales level realized for the fifty-two weeks ended December 29, 2001. In the 2002 period, nondairy frozen dessert product sales and food product sales increased by $559,000 and $729,000, respectively, from the 2001 period. The increases in nondairy frozen dessert sales and food product sales were attributable to an increase in sales of all categories of frozen dessert products and food products.

Our gross profit in 2002 increased by $344,000 or 6% due primarily to the sales increase, while our gross profit percentage decreased slightly to 34% in 2002 as compared to 35% in 2001. Our gross profit percentage continues to be adversely affected by start-up manufacturing costs associated with our new products and the increased cost of allowances associated with the introduction of those new products. Additionally, the entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries and the general economic situation here in the United States.

We anticipate that while our gross profit will increase due to increased sales in 2003, our gross profit percentage will not improve due to manufacturing start-up costs and promotional allowances associated with the planned introduction of new products in 2003. In order to improve the gross profit percentage, we initiated a series of price increases that commenced in the second quarter of 2002. Because we expect the costs of manufacturing to continue to rise in 2003, we plan on additional price increases beginning in the third quarter of 2003.

Based on recent sales trends, we expect continued sales increases in our frozen dessert and food product lines and in most customer categories.

Selling expenses increased $145,000 or 8% to $2,041,000 for the current fiscal year from $1,896,000 in the 2001 period. This increase was caused primarily by a $74,000 increase in freight and a $30,000 increase in commissions. The increased freight expense, a variable expense, is attributable to the increase in sales and the increased cost of fuel. We do not anticipate a significant reduction in the cost of shipping in the foreseeable future. The increase in commissions expense is directly related to the increase in sales.

Marketing expenses increased by $165,000 in 2002 to $556,000. This increase is primarily attributable to a $217,000 increase in promotion and product demonstration expenses. We believe that these types of marketing expenses are a cost effective way to market and sell our products. The increase in promotion expense was partially offset by a reduction of expenses associated with artwork and plates $34,000, point of sale material $11,000 and magazine advertising $12,000 expenses.

Research and development expenses decreased to $437,000 in 2002 as compared to $483,000 in 2001. The decrease was due mainly to a reduction in payroll costs of approximately $51,000 offset by a $5,000 increase in other expenses. Our management expects that research and development costs will continue at a slightly higher level for 2003.

General and administrative expenses were $1,465,000 for the 2002 period as compared with $1,381,000 for the comparable period in 2001, an increase of $84,000 or 6%. The $84,000 increase was due primarily to increases in payroll $56,000, professional fees and outside services $20,000, general insurance $14,000 and offset by a $6,000 decrease in other expenses.

Interest income was $30,000 for the fifty-two week period ended December 28, 2002 as compared with interest income of $84,000 for the fifty-two week period ended December 29, 2001. The decrease in interest income was primarily attributable to the lower interest rates available for investment of our funds and a slight reduction in funds available for investment. We anticipate that despite a consistent level of cash balances our interest income will not improve given the current level of interest rates. Other income also decreased by approximately $184,000 due to over-accruals of income tax expense for prior years that was credited to income in 2001. There was no such adjustment in 2002.

Operating income remained relatively constant at $1,549,000 in 2002 as compared with $1,553,000 in 2001. Income before income tax decreased $242,000 from 2001 to 2002 resulting in a decrease in tax expense of $30,000 to $641,000 in the 2002 fiscal period as compared to $671,000 in the 2001 fiscal period.

Based on the foregoing, we had net income of $938,000 or $0.14 per share on a diluted basis for the fifty-two week period ended December 28, 2002 as compared with net income of $1,150,000 or $0.16 per share on a diluted basis for the fifty-two week period ended December 29, 2001.

Liquidity and Capital Resources

At December 28, 2002, our working capital was $4,385,000, an increase of $8,000 from December 29, 2001. Our current and quick acid test ratios, both measures of liquidity, were 9.2 and 7.7, respectively, at December 28, 2002 compared to 7.1 and 6.0 at December 29, 2001. At December 28, 2002, accounts receivable decreased by $92,000 to $1,369,000 from December 29, 2001, reflecting an improvement in cash collections. At December 28, 2002, inventories remained relatively unchanged at $814,000 in 2002 compared to $816,000 in 2001. Prepaid expenses increased slightly by $5,000 to $15,000 at December 28, 2002 from December 29, 2001. Current deferred tax assets increased slightly by $7,000 at December 28, 2002 compared to December 29, 2001. At December 28, 2002, accounts payable and accrued expenses decreased $80,000 from December 29, 2001 to $75,000. Accrued compensation was unchanged at $375,000 as of December 28, 2002. The decrease in income taxes payable of $187,000 to $82,000 at December 28, 2002 represents sufficient tax prepayments made in 2002 in anticipation of 2002 tax expense.

On September 18, 2000, our Board of Directors authorized the repurchase of 250,000 shares of our common stock at prevailing market prices. During fiscal 2000 we repurchased 122,400 shares of common stock at a total cost of $247,000. On May 21, 2001, our Board of Directors authorized the repurchase of up to an additional 250,000 shares of common stock. During 2001 we purchased an additional 204,000 shares for $436,000. From December 30, 2001 through December 28, 2002 we purchased an additional 299,600 shares at a cost of $767,000.

On January 2, 2003, our Board of Directors authorized the repurchase of an additional 250,000 shares of common stock. From December 29, 2002 through March 26, 2003 we purchased an additional 142,900 shares at a cost of $371,000, bringing our total purchases to 768,900 shares at a total cost of $1,821,000 or $2.37 per share.

In view of the strong financial condition of the company, our Board of Directors on February 26, 2002 authorized us to enter into a transaction with David Mintz whereby Mr. Mintz surrendered 480,000 of his options in consideration of the payment to him of $350,000, an amount equal to the difference of 75% of the closing market price of our common stock on that date ($2.04) less the exercise price of such options. In March 2002, $350,000 was paid to Mr. Mintz.

We do not have any material capital commitments and contemplate no material capital expenditures in the foreseeable future. We believe that we will be able to fund our operations during 2002 from current resources.

Inflation and Seasonality

We do not believe that our operating results have been materially affected by inflation during the preceding two years. There can be no assurance, however, that our operating results will not be affected by inflation in the future. Our business is subject to minimal seasonal variations with slightly increased sales in the second and third quarters of the fiscal year. We expect to continue to experience slightly higher sales in the second and third quarters, and slightly lower sales in the fourth and first quarters, as a result of reduced sales of nondairy frozen desserts during those periods.

Market Risk

We invest our excess cash, should there be any, in bank certificates of deposit and the highest rated money market funds. The bank certificate of deposits are usually for a term of not more than six months and never for more than $100,000 per account.



TOFUTTI BRANDS INC.

BALANCE SHEETS

(000's omitted except for share and per share data)

	December 28, 2002	December 29, 2001
ASSETS		
Current assets:		
Cash and equivalents	**$2,234**	$2,329
Accounts receivable, net of allowance for doubtful accounts of $340 and $325, respectively	**1,369**	1,461
Inventories	**814**	816
Prepaid expenses	**15**	10
Deferred income taxes	**485**	478
Total current assets	**4,917**	5,094
Other assets	**216**	325
	$5,133	$5,419
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**$ 75**	$ 155
Accrued compensation	**375**	375
Income taxes payable	**82**	187
Total current liabilities	**532**	717
Commitments		
Stockholders' equity:		
Preferred stock - par value $.01 per share; authorized 100,000 shares, none issued	**—**	—
Common stock - par value $.01 per share; authorized 15,000,000 shares, issued and outstanding 5,878,567 shares at December 28, 2002 and 6,091,267 shares at December 29, 2001	**59**	61
Less: Treasury stock, at cost (18,100 shares at December 29, 2001)	**—**	(38)
Additional paid-in capital	**2,081**	3,156
Retained earnings	**2,461**	1,523
Total stockholders' equity	**4,601**	4,702
Total liabilities and stockholders' equity	**$5,133**	$5,419

See accompanying notes to financial statements.



TOFUTTI BRANDS INC.

STATEMENTS OF INCOME

(000's omitted except for per share data)

	Fifty-two weeks ended December 28, 2002	Fifty-two weeks ended December 29, 2001
Net sales	**$17,542**	$16,254
Cost of sales	**11,494**	10,550
Gross profit	**6,048**	5,704
Operating expenses:		
Selling	**2,041**	1,896
Marketing	**556**	391
Research and development	**437**	483
General and administrative	**1,465**	1,381
	4,499	4,151
Operating income	**1,549**	1,553
Other income	**30**	268
Income before income tax	**1,579**	1,821
Income taxes	**641**	671
Net income	**$ 938**	$ 1,150
Weighted average common shares outstanding:		
Basic	**6,056**	6,153
Diluted	**6,878**	7,291
Net income per share:		
Basic	**$0.15**	$0.19
Diluted	**$0.14**	$0.16

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(000's omitted except for per share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances, December 30, 2000	6,354,567	$64	122,400	$(247)	$3,763	$ 373	$3,953
Issuance of Common Stock	45,000	—	—	—	35	—	35
Purchase of Treasury Stock	—	—	204,000	(436)	—	—	(436)
Retirement of Treasury Stock	(308,300)	(3)	(308,300)	645	(642)	—	—
Net Income	—	—	—	—	—	1,150	1,150
Balances, December 29, 2001	6,091,267	$61	18,100	$ (38)	$3,156	$1,523	$4,702
Issuance of Common Stock	105,000	1	—	—	77	—	78
Purchase of Treasury Stock	—	—	299,600	(767)	—	—	(767)
Retirement of Treasury Stock	(317,700)	(3)	(317,700)	805	(802)	—	—
Purchase of Options	—	—	—	—	(350)	—	(350)
Net Income	—	—	—	—	—	938	938
Balances, December 28, 2002	5,878,567	$59	—	—	$2,081	$2,461	$4,601

See accompanying notes to financial statements.



TOFUTTI BRANDS INC.

Statements of Cash Flows

(000's omitted)

	Fifty-two weeks ended December 28, 2002	Fifty-two weeks ended December 29, 2001
Cash Flows from Operating Activities:		
Net income	$ 938	$1,150
Adjustments to reconcile net income to net cash flows from operating activities:		
Provision for bad debts	60	40
Deferred taxes	(7)	(119)
Change in assets and liabilities:		
Accounts receivable	32	(625)
Inventories	2	92
Prepaid expenses	(5)	(1)
Accounts payable and accrued expenses	(80)	9
Income taxes payable	(105)	(144)
Net cash flows from operating activities	835	402
Cash Flows from Investing Activities:		
Proceeds from redemption of investments	—	269
Other assets	109	(144)
Net cash flows from investing activities	109	125
Cash Flows from Financing Activities:		
Note payable	—	(8)
Issuance of common stock	78	35
Purchase of treasury stock	(767)	(436)
Purchase of options	(350)	—
Net cash flows from financing activities	(1,039)	(409)
Net Change in Cash and Equivalents	(95)	118
Cash and Equivalents, at Beginning of Period	2,329	2,211
Cash and Equivalents, at End of Period	$2,234	$2,329
Supplemental Cash Flow Information:		
Income taxes paid	$ 750	$ 750

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(000's omitted except for share and per share data)

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Tofutti Brands Inc. ("Tofutti" or the "Company") is engaged in one business segment, the development, production and marketing of nondairy frozen desserts and other food products.

Fiscal Year – The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein ended on December 28, 2002 and December 29, 2001.

Estimates and Uncertainties – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized when goods are shipped from production facilities or outside warehouses.

Concentration of Credit/Sales Risk – Financial instruments that potentially subject the Company to concentration of credit risk consists primarily of cash and unsecured trade receivables. The Company maintains cash balances of up to $100,000 each in financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). During the year, the Company's cash balance at a financial institution may exceed the FDIC limit.

The Company performs ongoing evaluations of its customers' financial condition and does not require collateral. Management feels that credit risk beyond the established allowances at December 28, 2002 is limited.

During the years ended December 28, 2002 and December 29, 2001, the Company derived approximately 89% and 91% of its net sales domestically. The remaining sales in both periods were exports to foreign countries. The Company had sales to two customers representing 21% and 13% of net sales during 2002 and 17% and 15% of net sales during 2001.

Cash and Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income Per Share and Stock Based Compensation – Basic earnings per common share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options.

	Year Ended December 28, 2002	Year Ended December 29, 2001
Net Income, numerator, basic and diluted computation	**$ 938**	$1,150
Weighted average shares – denominator basic computation	**6,056**	6,153
Effect of dilutive stock options	**822**	1,138
Weighted average shares, as adjusted – denominator diluted computation	**6,878**	7,291
Net Income per share:		
Basic	**$0.15**	$0.19
Diluted	**$0.14**	$0.16

(000's omitted except for share and per share data)

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation expense is recorded. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company discloses pro forma net income and earnings per share as if the fair value method had been applied (see Note 4).

Fair Value of Financial Instruments – SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and equivalents, accounts receivable, accounts payable, accrued expenses and income taxes payable as of December 28, 2002 and December 29, 2001 are stated at their carrying values. The carrying amounts approximate fair value because of the short-term maturity of those instruments or because the interest rates approximate market rates of interest.

Advertising Costs – The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $46 and $58 during the years ended December 28, 2002 and December 29, 2001, respectively.

Reclassifications – Certain reclassifications have been made to 2001 to conform to 2002 presentation.

NOTE 2: INVENTORIES

Inventories consist of the following:

	December 28, 2002	December 29, 2001
Finished products	**$576**	$537
Raw materials and packaging	**238**	279
	$814	$816

NOTE 3: OTHER ASSETS

On October 17, 1994, the Company's Board of Directors adopted a resolution wherein the Corporation was authorized to purchase a $1,000 split dollar insurance plan on the life of a member of David Mintz's family. Mr. Mintz is Chairman and President of the Company. The purpose of this transaction is to provide the Mintz estate with funds sufficient to pay any estate taxes levied upon the transfer of Mr. Mintz's Tofutti stock, which would otherwise have necessitated a sale of the stock. The sale of such stock might have the negative effect of significantly decreasing the market price of the stock to the detriment of other shareholders. Upon the death of the family member or termination of the policy prior to death, the Company is guaranteed to receive a complete refund of all its premiums paid plus interest at 4%. As of December 28, 2002, the balance receivable under this contract of $200 is completely secured by the guaranteed cash surrender value of the policy and the assets in a related party trust created specifically to generate payment to the Company in the event of termination of the policy prior to the death of the insured.

Under the Sarbanes-Oxley Act of 2002, public companies are prohibited from extending credit to any director or executive officer, or from renewing or extending existing loans. As a result, public companies have taken the view that they may not be able to make annual premium payments on split dollar insurance plans, since they may be deemed to be prohibited loans. In 2003, the Company ceased making any payments under the policy subject to future guidance as to the legality of such payments.

NOTE 4: STOCK OPTIONS

The 1993 Stock Option Plan (the "1993 Plan") provides for the granting to key employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of non-qualified stock options to key employees and consultants. The 1993 Plan is currently administered by the Board of Directors, which determines the terms and conditions of the options granted under the 1993 Plan, including the exercise price, number of shares subject to the option and the exercisability thereof. Options are generally exercisable in cumulative installments of 33-1/3%

(000's omitted except for share and per share data)

or 50% per year commencing one year after the date of grant and annually thereafter, with contract lives of generally five or ten years from the date of grant. A total of 2,900,000 shares have been reserved for issuance under the 1993 Plan. At December 28, 2002, 1,688,000 shares were subject to outstanding options and 211,000 additional shares were available for future grant.

The following is a summary of stock option activity from December 30, 2000 to December 28, 2002:

	Incentive Options		Non-Qualified Options	
	Shares	Weighted Average Exercise Price ($)	Shares	Weighted Average Exercise Price ($)
Outstanding at December 30, 2000	2,147,000	0.957	171,000	0.937
Granted in 2001	—	—	20,000	1.90
Exercised in 2001	(40,000)	0.80	(5,000)	0.6885
Outstanding and exercisable at December 29, 2001	2,107,000	0.96	186,000	1.047
Granted in 2002	—	—	—	—
Exercised in 2002	(55,000)	0.742	(50,000)	0.738
Purchased and retired in 2002	(480,000)	0.802	—	—
Expired in 2002	—	—	(20,000)	0.938
Outstanding and exercisable at December 28, 2002	1,572,000	$1.016	116,000	$1.199

The following table summarizes information about stock options outstanding at December 28, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price
$0.6875—$1.031	437,000	4.3	$0.75
$1.0625—$1.1688	1,231,000	3.4	$1.11
$1.90	20,000	3.4	$1.90

The fair value of each stock option granted during 2001 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001
Expected life (years)	5.0
Expected volatility	0.0%
Expected dividend yield	0.0%
Risk-free interest rate	4.79%
Weighted average fair value of options granted during the year	$0.40

There were no stock options granted during 2002.

Set forth below are the Company's net income and net income per share, presented both "as reported" and "pro forma," as if compensation cost had been determined consistent with the fair value provisions of SFAS 123:

	Dec. 28, 2002	Dec. 29, 2001
Net income available for common stockholders:		
As reported	**$ 938**	$1,150
Pro forma	**938**	779
Basic earnings per share:		
As reported	**$0.15**	$ 0.18
Pro forma	**0.15**	0.13
Diluted earnings per share:		
As reported	**$0.14**	$ 0.16
Pro forma	**0.14**	0.11

(000's omitted except for share and per share data)

NOTE 5: COMMITMENTS

The Company's facilities are located in a modern one-story facility in Cranford, New Jersey. The 6,200 square foot facility houses its administrative offices, a warehouse, walk-in freezer and refrigerator, and a product development laboratory and test kitchen. The Company's lease agreement expired on July 1, 1999, but it continues to occupy the premises under the terms of that agreement, subject to a six month notification period for the landlord or for the Company with respect to any changes. The Company currently has no plans to enter into a long-term lease agreement for the facility. Annual rental expense was $76 in 2002. The Company's management believes that the Cranford facility will continue to satisfy its space requirements for the foreseeable future.

NOTE 6: INCOME TAXES

The components of income tax expense (benefit) for the years ended December 28, 2002 and December 29, 2001 are as follows:

	Dec. 28, 2002	Dec. 29, 2001
Current:		
Federal	**$502**	$ 614
State	**146**	176
	648	790
Deferred:		
Federal	**(6)**	(68)
State	**(1)**	(51)
	(7)	(119)
Total income tax expense	**$641**	$ 671

Deferred tax assets at December 28, 2002 and December 29, 2001 are as follows:

	Dec. 28, 2002	Dec. 29, 2001
Allowance for doubtful accounts	**$ 80**	$ 74
Accruals and reserves	**405**	404
Deferred tax assets	**$485**	$478

A reconciliation between the expected federal tax expense at the statutory tax rate of 34% and the Company's actual tax expense for the years ended December 28, 2002 and December 29, 2001 follows:

	Dec. 28, 2002	Dec. 29, 2001
Income tax expense computed at federal statutory rate	**$537**	$619
Permanent and other items	**(12)**	(56)
State income taxes, net of federal income tax benefit	**92**	108
	$641	$671

NOTE 7: OTHER INCOME

Other income is summarized as follows:

	Dec. 28, 2002	Dec. 29, 2001
Interest income	**$30**	$ 84
Over-accrual of prior years' tax	**—**	184
	$30	$268

NOTE 8: RELATED PARTY

In March 2002, the Company bought 480,000 options from Mr. David Mintz for $350,000.



TOFUTTI BRANDS INC.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheets of Tofutti Brands Inc. as of December 28, 2002 and December 29, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands Inc. as of December 28, 2002 and December 29, 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
March 18, 2003



TOFUTTI BRANDS INC.

Corporate Directory

Officers And Directors

David Mintz
President, Chief Executive Officer and
Chairman of the Board of Directors

Steven Kass
Chief Financial Officer,
Secretary and Treasurer

Reuben Rapoport
Director of Product Development
Tofutti Brands Inc.
Director

Franklyn Snitow, Esq.
Snitow & Cunningham
Director

Aron Forem
President
Wuhl Shafman Lieberman Co.
Director

Jeremy Wiesen
Associate Professor
Leonard N. Stern School of Business
New York University
Director

Corporate Headquarters

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400 (telephone)
908-272-9492 (facsimile)
tofuttibrands@aol.com (e-mail)
www.tofutti.com (website)

Independent Auditors

WISS & COMPANY, LLP
354 Eisenhower Parkway
Livingston, New Jersey 07039

General Counsel

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

Transfer Agent And Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

Stock Information

American Stock Exchange Symbol: TOF

Form 10-KSB

Shareholders may obtain copies
of the Tofutti Brands Inc. 2002
Annual Report on Form 10-KSB
without charge by writing to:
Steven Kass, Secretary
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016



TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400